.
Exhibit 99.2
Second Quarter Report – 2016
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2016	2015	2016	2015
Revenues	4	$753	$1,188	$1,697	$2,205
Mine operating costs
Production costs	5, 10	(499)	(640)	(1,027)	(1,260)
Depreciation and depletion	4, 10, 11(e)	(232)	(356)	(503)	(678)
		(731)	(996)	(1,530)	(1,938)
Earnings from mine operations		22	192	167	267
Exploration and evaluation costs	11(b)	(7)	(14)	(17)	(28)
Share of net earnings (loss) of associates and joint venture	12	28	(19)	64	16
Corporate administration	5(a)	(50)	(53)	(107)	(108)
Restructuring costs	6	(16)	—	(39)	—
(Loss) earnings from operations, associates and joint venture	4	(23)	106	68	147
Gain (loss) on derivatives, net	13(b)	—	8	1	(34)
Gain on dilution of ownership interest in associate	12(c)	—	99	—	99
Gain on dispositions of mining interests, net of transaction costs	11(d), 12(c)	—	315	—	315
Finance costs		(35)	(43)	(69)	(70)
Other income (expenses), net		12	3	(6)	21
(Loss) earnings from continuing operations before taxes		(46)	488	(6)	478
Income tax (expense) recovery	7	(32)	(90)	8	(219)
Net (loss) earnings from continuing operations		(78)	398	2	259
Net (loss) earnings from discontinued operation	3	—	(6)	—	46
Net (loss) earnings		$(78)	$392	$2	$305
Net (loss) earnings per share from continuing operations
Basic	8(a)	$(0.09)	$0.48	$—	$0.31
Diluted	8(a)	(0.09)	0.48	—	0.31
Net (loss) earnings per share
Basic	8(a)	$(0.09)	$0.47	$—	$0.37
Diluted	8(a)	(0.09)	0.47	—	0.37

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP    |  1

Second Quarter Report – 2016

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In millions of United States dollars – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2016	2015	2016	2015
Net (loss) earnings		$(78)	$392	$2	$305
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to net (loss) earnings:
Unrealized gains on available-for-sale securities		36	—	55	1
Reclassification adjustment for impairment losses on available-for-sale securities recognized in net earnings		—	1	—	4
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net (loss) earnings		(5)	—	(9)	(1)
Reclassification of cumulative unrealized gains on shares of Probe Mines Ltd. ("Probe") on acquisition	4(e)	—	—	—	(3)
		31	1	46	1
Items that will not be reclassified subsequently to net (loss) earnings:
Remeasurements on defined benefit pension plans		(1)	1	(1)	(1)
Total other comprehensive income, net of tax		30	2	45	—
Total comprehensive (loss) income		$(48)	$394	$47	$305

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP    |  2

Second Quarter Report – 2016

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2016	2015	2016	2015
Operating activities
Net (loss) earnings from continuing operations		$(78)	$398	$2	$259
Adjustments for:
Dividends from associates		—	4	—	7
Reclamation expenditures		(8)	(18)	(16)	(32)
Items not affecting cash:
Depreciation and depletion	4, 10, 11(e)	232	356	503	678
Share of net (earnings) loss of associates and joint venture	12	(28)	19	(64)	(16)
Share-based compensation		4	15	30	30
Unrealized (gains) losses on derivatives, net	13(b)	(1)	(22)	(3)	4
Gain on dilution of ownership interest in associate	12(c)	—	(99)	—	(99)
Gain on dispositions of mining interests, net of transaction costs	11(d), 12(c)	—	(315)	—	(315)
Revision of estimates and accretion of reclamation and closure cost obligations		6	5	13	33
Deferred income tax (recovery) expense	7	(7)	(29)	(81)	46
Other		25	12	26	2
Change in working capital	9	89	202	(117)	(18)
Net cash provided by operating activities of continuing operations		234	528	293	579
Net cash provided by operating activities of discontinued operation	3	—	—	—	7
Investing activities
Acquisition of mining interest, net of cash acquired	4(e)	—	(4)	—	(43)
Expenditures on mining interests	4, 11(c)	(166)	(313)	(339)	(706)
Return of capital investment in associate		—	20	—	20
Proceeds from dispositions of mining interests, net of transaction costs	9	—	788	—	788
Interest paid	11(c)	(6)	(19)	(15)	(49)
Proceeds (purchases) of money market investments and available-for-sale securities, net	9	27	(10)	27	(11)
Other		5	(1)	2	(1)
Net cash (used in) provided by investing activities of continuing operations		(140)	461	(325)	(2)
Net cash (used in) provided by investing activities of discontinued operation	3, 9	—	(3)	—	97
Financing activities
Debt repayments		(1)	(9)	(3)	(12)
Credit facility (repayment) drawdown, net	13(d)(i)	(125)	(305)	125	(5)
Finance lease payments		(1)	—	(2)	—
Dividends paid to shareholders	8(b)	(16)	(124)	(67)	(246)
Common shares issued		1	7	3	20
Other		(23)	21	(22)	21
Net cash (used in) provided by financing activities of continuing operations		(165)	(410)	34	(222)
Effect of exchange rate changes on cash and cash equivalents		(2)	(1)	—	(1)
(Decrease) increase in cash and cash equivalents		(73)	575	2	458
Cash and cash equivalents, beginning of the period		401	365	326	482
Cash and cash equivalents, end of the period	9	$328	$940	$328	$940
Supplemental cash flow information (note 9)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP    |  3

Second Quarter Report – 2016

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	Note	At June 30 2016	At December 31 2015
Assets
Current assets
Cash and cash equivalents	9	$328	$326
Money market investments		37	57
Accounts receivable		400	346
Inventories	10	462	469
Income taxes receivable		21	67
Other		73	66
		1,321	1,331
Mining interests
Owned by subsidiaries	11	17,508	17,630
Investments in associates and joint venture	12	1,914	1,839
		19,422	19,469
Investments in securities		106	51
Deferred income taxes		36	50
Inventories	10	213	255
Other		173	272
Total assets	4	$21,271	$21,428
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$515	$680
Debt		205	212
Income taxes payable		43	104
Other		54	53
		817	1,049
Deferred income taxes		3,657	3,749
Debt		2,603	2,476
Provisions		808	775
Finance lease obligations		265	267
Income taxes payable		155	161
Other		105	103
Total liabilities	4	8,410	8,580
Shareholders' equity
Common shares, stock options and restricted share units		17,638	17,604
Accumulated other comprehensive income (loss)		39	(6)
Deficit		(4,816)	(4,750)
	4	12,861	12,848
Total liabilities and shareholders' equity		$21,271	$21,428
Commitments and contingency (notes 13(d)(i) and 14); subsequent event (note 15)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP    |  4

Second Quarter Report – 2016

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of United States dollars, shares in thousands – Unaudited)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive (loss) income	Deficit	Attributable to shareholders of Goldcorp Inc.	Non-controlling interest	Total
At January 1, 2016	830,337	$17,276	$328	$(6)	$(4,750)	$12,848	$—	$12,848
Total comprehensive income
Net earnings	—	—	—	—	2	2	—	2
Other comprehensive income	—	—	—	45	—	45	—	45
	—	—	—	45	2	47	—	47
Stock options exercised and restricted share units issued and vested	1,964	48	(45)	—	—	3	—	3
Share-based compensation	—	—	30	—	—	30	—	30
Dividends (note 8(b))	80	1	—	—	(68)	(67)	—	(67)
At June 30, 2016	832,381	$17,325	$313	$39	$(4,816)	$12,861	$—	$12,861

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options, restricted share units and warrants	Accumulated other comprehensive loss	Deficit	Attributable to shareholders of Goldcorp Inc.	Non- controlling interest	Total
At January 1, 2015	813,585	$16,941	$320	$(5)	$(296)	$16,960	$215	$17,175
Total comprehensive income
Net earnings	—	—	—	—	305	305	—	305
Other comprehensive income	—	—	—	—	—	—	—	—
	—	—	—	—	305	305	—	305
Shares, stock options and warrants issued pursuant to the acquisition of Probe (note 4(e))	13,264	250	20	—	—	270	—	270
Stock options and warrants exercised and restricted share units issued and vested	3,349	82	(62)	—	—	20	—	20
Share-based compensation	—	—	27	—	—	27	—	27
Dividends (note 8(b))	—	—	—	—	(246)	(246)	—	(246)
At June 30, 2015	830,198	$17,273	$305	$(5)	$(237)	$17,336	$215	$17,551
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP    |  5

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc. is the ultimate parent company of its consolidated group ("Goldcorp" or "the Company"). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
The Company is a gold producer focused on responsible mining practices, with safe production throughout the Americas from a portfolio of long-lived high quality assets, positioning the Company to deliver long-term value. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, lead, zinc and copper.
The Company’s principal producing mining properties are comprised of the Red Lake, Porcupine, Musselwhite and Éléonore mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40% interest) in the Dominican Republic. In addition, the Company has a significant project, NuevaUnión (50% interest), in Chile. NuevaUnión was referred to as Project Corridor prior to June 2016.
The Wharf gold mine ("Wharf") in the United States was disposed of on February 20, 2015 and its results have been presented as discontinued operation for the three and six months ended June 30, 2015 (note 3).

2.	BASIS OF PREPARATION
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the IASB have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2015, except for the following:
The Company has adopted the amendments to IFRSs included in the Annual Improvements 2012-2014 cycle and a number of narrow scope amendments to certain IFRSs and IASs which are effective for annual periods beginning on or after January 1, 2016. The amendments did not have an impact on the Company's unaudited condensed interim consolidated financial statements.
The Company’s interim results are not necessarily indicative of its results for a full year. All amounts are expressed in US dollars, unless otherwise noted. References to C$ are to Canadian dollars.
Significant judgements and estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management makes assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016, the Company applied the critical judgements and estimates disclosed in notes 5 and 6 of its audited consolidated financial statements for the year ended December 31, 2015.

GOLDCORP    |  6

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

3.	DISCONTINUED OPERATION
The components of net (loss) earnings from discontinued operation included in these unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2015 relating to Wharf, which was disposed of on February 20, 2015, are as follows:

	Three Months Ended June 30	Six Months Ended June 30
Revenues	$—	$19
Production costs	—	(15)
Earnings from mine operation	—	4
Other expenses	—	(1)
Earnings from discontinued operation before taxes	—	3
Income tax expense	—	—
Earnings from discontinued operation	—	3
Net (loss) gain on disposition of discontinued operation (a)	(6)	43
Net (loss) earnings from discontinued operation	$(6)	$46
Net (loss) earnings per share from discontinued operation
Basic	$(0.01)	$0.06
Diluted	(0.01)	0.06

(Loss) gain on disposition	$(8)	$65
Income tax recovery (expense) on disposition	2	(22)
Net (loss) gain on disposition (a)	$(6)	$43

(a)	The net loss incurred during the three months ended June 30, 2015 relates to deferred taxes arising on the disposition.

4.	SEGMENT INFORMATION
Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company’s 100% interests in the Cochenour and Borden projects in Canada and the Camino Rojo project in Mexico are included in the Red Lake, Porcupine and Peñasquito reportable operating segments, respectively.
Effective January 1, 2016, the Company's CODM reviews the results of its mines and associate that have short mine lives and are headed for closure together as one operating segment. Accordingly, the Company has grouped Los Filos and Marlin into one operating segment, Other mines, and presented its 37.5% interest in Alumbrera as the Other associate operating segment. The segment information for the three and six months ended June 30, 2015 has been restated to reflect the Company's reportable operating segments for the three and six months ended June 30, 2016.
The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters and traders.

GOLDCORP    |  7

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (a)(b)		Depreciation and depletion		(Loss) earnings from operations, associates and joint venture (b)(c)		Expenditures on mining interests (d)
Three Months Ended June 30	2016	2015	2016	2015	2016	2015	2016	2015
Red Lake	$91	$109	$28	$30	$12	$18	$24	$38
Porcupine (e)	93	88	17	13	29	22	14	32
Musselwhite	77	71	17	15	23	19	7	6
Éléonore	94	52	37	30	(6)	(39)	18	78
Peñasquito	129	522	38	108	(58)	190	58	57
Cerro Negro	121	186	46	71	11	7	26	64
Pueblo Viejo (f)	125	111	7	27	69	32	10	11
El Morro (g)	—	—	—	—	—	—	—	4
NuevaUnión (f)(g)	—	—	—	—	—	—	2	—
Wharf (h)	—	—	—	—	—	—	—	—
Other mines	148	160	43	82	—	(31)	8	25
Other associate (f)	43	18	—	5	10	(16)	—	6
Other (i)	—	—	6	7	(62)	(65)	9	9
Attributable segment total	921	1,317	239	388	28	137	176	330
Excluding attributable amounts from associates and joint venture (f)	(168)	(129)	(7)	(32)	(51)	(31)	(10)	(17)
Excluding discontinued operation (h)	—	—	—	—	—	—	—	—
Consolidated total for continuing operations	$753	$1,188	$232	$356	$(23)	$106	$166	$313

Six Months Ended June 30	2016	2015	2016	2015	2016	2015	2016	2015
Red Lake	$190	$240	$59	$64	$25	$60	$55	$92
Porcupine (e)	182	154	35	24	47	32	30	48
Musselwhite	155	139	32	28	54	32	12	15
Éléonore	177	52	73	30	(15)	(39)	39	194
Peñasquito	393	886	95	185	(23)	248	120	102
Cerro Negro	295	420	113	175	49	—	51	168
Pueblo Viejo (f)	264	288	20	63	150	101	19	24
El Morro (g)	—	—	—	—	—	—	—	9
NuevaUnión (f)(g)	—	—	—	—	—	—	4	—
Wharf (h)	—	19	—	—	—	3	—	1
Other mines	305	314	82	160	7	(56)	15	59
Other associate (f)	116	75	7	14	11	(16)	—	7
Other (i)	—	—	14	12	(140)	(138)	12	19
Attributable segment total	2,077	2,587	530	755	165	227	357	738
Excluding attributable amounts from associates and joint venture (f)	(380)	(363)	(27)	(77)	(97)	(77)	(18)	(31)
Excluding discontinued operation (h)	—	(19)	—	—	—	(3)	—	(1)
Consolidated total for continuing operations	$1,697	$2,205	$503	$678	$68	$147	$339	$706

GOLDCORP    |  8

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

At June 30, 2016	Assets	Liabilities	Net Assets
Red Lake	$2,497	$324	$2,173
Porcupine (e)	1,015	296	719
Musselwhite	715	155	560
Éléonore	2,798	379	2,419
Peñasquito	8,023	2,915	5,108
Cerro Negro	3,631	989	2,642
Pueblo Viejo (f)	1,035	—	1,035
NuevaUnión (f)(g)	879	—	879
Other mines	627	184	443
Other (i)	51	3,168	(3,117)
Total	$21,271	$8,410	$12,861

At December 31, 2015
Red Lake	$2,538	$371	$2,167
Porcupine (e)	969	295	674
Musselwhite	672	165	507
Éléonore	2,842	435	2,407
Peñasquito	7,918	2,988	4,930
Cerro Negro	3,694	994	2,700
Pueblo Viejo (f)	967	—	967
NuevaUnión (f)(g)	872	—	872
Other mines	734	232	502
Other (i)	222	3,100	(2,878)
Total	$21,428	$8,580	$12,848

(a)
The Company’s consolidated revenues from continuing operations (excluding attributable share of revenues from the Company's associates and joint venture) for the three and six months ended June 30 were derived from the following:

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Gold	$643	$952	$1,432	$1,746
Silver	73	141	170	287
Zinc	32	65	74	120
Lead	3	30	19	51
Copper	2	—	2	1
	$753	$1,188	$1,697	$2,205

GOLDCORP    |  9

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

The following reportable operating segments (including the Company's associates and joint venture) supplemented their gold revenues with the sale of other metals. All other operating segments principally derived their revenues from gold sales.

Three Months Ended June 30		Peñasquito	Cerro Negro	Pueblo Viejo	Other mines	Other associate
Gold	2016	$55	$109	$121	$125	$22
	2015	$348	$156	$109	$129	$7
Silver	2016	37	12	3	23	1
	2015	79	30	1	31	—
Zinc	2016	32	—	—	—	—
	2015	65	—	—	—	—
Lead	2016	3	—	—	—	—
	2015	30	—	—	—	—
Copper	2016	2	—	1	—	20
	2015	—	—	1	—	11
Molybdenum	2016	—	—	—	—	—
	2015	—	—	—	—	—
Total	2016	$129	$121	$125	$148	$43
	2015	$522	$186	$111	$160	$18

Six Months Ended June 30
Gold	2016	$207	$264	$255	$258	$59
	2015	$558	$350	$278	$254	$31
Silver	2016	91	31	8	47	1
	2015	156	70	9	60	1
Zinc	2016	74	—	—	—	—
	2015	120	—	—	—	—
Lead	2016	19	—	—	—	—
	2015	51	—	—	—	—
Copper	2016	2	—	1	—	55
	2015	1	—	1	—	42
Molybdenum	2016	—	—	—	—	1
	2015	—	—	—	—	1
Total	2016	$393	$295	$264	$305	$116
	2015	$886	$420	$288	$314	$75

(b)
Intersegment sales and transfers are eliminated in the above information reported to the Company’s CODM. For the three and six months ended June 30, 2016, intersegment purchases included $124 million and $263 million, respectively, of gold and silver ounces purchased from Pueblo Viejo (three and six months ended June 30, 2015 – $110 million and $287 million, respectively) and revenues related to the sale of these ounces to external third parties were $124 million and $263 million, respectively (three and six months ended June 30, 2015 – $110 million and $287 million, respectively).

GOLDCORP    |  10

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

(c)
A reconciliation of attributable segment total earnings from operations, associates and joint venture to the Company's (loss) earnings from continuing operations before taxes per the Condensed Interim Consolidated Statements of (Loss) Earnings is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Attributable segment total earnings from operations, associates and joint venture	$28	$137	$165	$227
Adjustment to account for Pueblo Viejo, NuevaUnión and Alumbrera on an equity method basis	(51)	(31)	(97)	(77)
Excluding earnings from discontinued operation	—	—	—	(3)
Gain (loss) on derivatives, net (i)	—	8	1	(34)
Gain on dilution of ownership interest in associate (note 12(c)) (i)	—	99	—	99
Gain on dispositions of mining interests, net of transaction costs (notes 11(d) and 12(c)) (i)	—	315	—	315
Finance costs (i)	(35)	(43)	(69)	(70)
Other income (expenses), net (i)	12	3	(6)	21
(Loss) earnings from continuing operations before taxes	$(46)	$488	$(6)	$478

(i)
Arose from corporate activities that would primarily be allocated to the Other segment except for $6 million and $12 million of finance costs incurred during the three and six months ended June 30, 2016, respectively, which would be allocated to the Peñasquito segment (three and six months ended June 30, 2015 – $19 million and $39 million, respectively, which would be allocated to the Cerro Negro segment). In addition, during the three and six months ended June 30, 2016, the Company recognized a net foreign exchange loss of $14 million and $47 million, respectively, which would be primarily allocated to the Peñasquito and Cerro Negro segments (three and six months ended June 30, 2015 – net gain of $9 million and $24 million, respectively, which would be primarily allocated to the Peñasquito and Cerro Negro segments).

(d)
Segmented expenditures on mining interests are presented on a cash basis. The amounts include deposits on mining interests and exclude reclamation expenditures and interest paid relating to capitalized borrowing costs.

(e)
The Borden project included in the Porcupine reportable operating segment was acquired on March 13, 2015 in connection with the acquisition of 100% of the outstanding shares of Probe, excluding the 19.7% interest already held by the Company.

(f)
The attributable segment information relating to Pueblo Viejo, NuevaUnión and Alumbrera, as reviewed by the CODM, is based on the Company's proportionate share of profits and expenditures on mining interests. However, as required by IFRS, the Company's investments in Pueblo Viejo, NuevaUnión and Alumbrera are accounted for in these unaudited condensed interim consolidated financial statements using the equity method (note 12). Alumbrera is presented as the Other associate operating segment.

(g)
On November 24, 2015, the Company acquired New Gold Inc.'s 30% interest in the El Morro project, increasing the Company's interest to 100%. In conjunction with the acquisition, the Company and Teck Resources Ltd. ("Teck") entered into a joint venture agreement whereby their respective 100% interests in the El Morro and Relincho deposits were combined into a single project (NuevaUnión) in exchange for a 50% interest in the NuevaUnión joint venture. On November 24, 2015, the carrying amount of the El Morro project was derecognized and the Company's 50% interest in NuevaUnión was recognized using the equity method (note 12).

(h)
The Company completed the sale of Wharf on February 20, 2015. The results of Wharf up to the date of disposition have been presented in these unaudited condensed interim consolidated financial statements as a discontinued operation (note 3).

(i)
Included in the other segment results of the Company for the three and six months ended June 30, 2016 were $6 million and $16 million, respectively, in restructuring costs (note 6). Included in the other segment results of the Company for the three and six months ended June 30, 2015 were the Company's share of net (loss) earnings of Tahoe Resources Inc. ("Tahoe") in the amount of ($4) million and $8 million, respectively. The Company disposed of its 25.9% interest in Tahoe, which was accounted for using the equity method, on June 30, 2015 (note 12(c)).

The Other segment assets include corporate assets, the Company's closed and inactive mines and certain exploration properties in Mexico. The Other segment liabilities include the Company's $1.0 billion notes, $1.5 billion notes, revolving credit facility, asset retirement obligations at the Company's closed and inactive mines and certain income taxes payable.

GOLDCORP    |  11

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

5.	PRODUCTION COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Raw materials and consumables	$214	$251	$451	$486
Salaries and employee benefits (a)	135	160	262	291
Contractors	100	134	199	236
Royalties	9	29	26	53
Revision in estimates and liabilities incurred on reclamation and closure cost obligations	—	(1)	1	21
Change in inventories	(3)	19	7	77
Write down of inventories to net realizable value (note 10(b))	5	—	7	—
Other	39	48	74	96
	$499	$640	$1,027	$1,260

(a)
Salaries and employee benefits exclude $19 million and $36 million of salaries and employee benefits included in corporate administration in the Condensed Interim Consolidated Statements of (Loss) Earnings for the three and six months ended June 30, 2016, respectively (three and six months ended June 30, 2015 – $24 million and $44 million, respectively).

6.	RESTRUCTURING COSTS
During the three and six months ended June 30, 2016, the Company incurred $16 million and $39 million, respectively (three and six months ended June 30, 2015 – $nil and $nil, respectively) in restructuring costs. The restructuring costs relate to severance costs associated with involuntary and voluntary workforce reduction initiatives to improve efficiencies at mine sites and corporate offices. At June 30, 2016, included in accrued liabilities was $9 million of restructuring costs (December 31, 2015 – $nil).

7.	INCOME TAXES

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Current income tax expense	$39	$119	$73	$173
Deferred income tax (recovery) expense	(7)	(29)	(81)	46
Income tax expense (recovery)	$32	$90	$(8)	$219
The income tax rate for the three months ended June 30, 2016 was negative 70% (three months ended June 30, 2015 – positive 18%). After adjusting the income tax expense for the impacts of foreign exchange losses on the translation of deferred income tax assets and liabilities of $69 million (three months ended June 30, 2015 – $22 million), tax deductible Argentine Peso denominated foreign exchange losses on US dollar debt of $9 million (three months ended June 30, 2015 – $12 million), and other tax expense items of $7 million (three months ended June 30, 2015 – $nil), and adjusting the (loss) earnings from continuing operations before taxes for net non-taxable items of $24 million (three months ended June 30, 2015 – non-deductible items of $33 million), the effective tax rate for the three months ended June 30, 2016 was 50% (three months ended June 30, 2015 – 33% including an adjustment for the gains on sale of associates of $358 million, net of tax).
The income tax rate for the six months ended June 30, 2016 was 133% (six months ended June 30, 2015 – expense rate of 46%). After adjusting the tax recovery (expense) for the impacts of foreign exchange losses on the translation of deferred income tax assets and liabilities of $91 million (six months ended June 30, 2015 – $144 million), tax deductible Argentine Peso denominated foreign exchange losses on US dollar debt of $71 million (six months ended June 30, 2015 – $24 million), and other tax recovery items of $10 million (six months ended June 30, 2015 – $1 million), and adjusting (loss) earnings from continuing operations before taxes for net non-taxable items of $34 million (six months ended June 30, 2015 – net non-deductible items of $15 million), the effective tax rate for the six months ended June 30, 2016 was 45% (six months ended June 30, 2015 – 56% including an adjustment for the gains on the sale of associates of $358 million, net of tax).

GOLDCORP    |  12

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

8.	PER SHARE INFORMATION

(a)	Net (loss) earnings per share
Net (loss) earnings per share from continuing operations and net (loss) earnings per share for the three and six months ended June 30 were calculated based on the following:

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Basic and diluted net (loss) earnings from continuing operations	$(78)	$398	$2	$259
Basic and diluted net (loss) earnings	$(78)	$392	$2	$305
The weighted average number of shares used in the calculation of net (loss) earnings per share from continuing operations and net (loss) earnings per share for the three and six months ended June 30 were based on the following:

	Three Months Ended June 30		Six Months Ended June 30
(in millions)	2016	2015	2016	2015
Basic weighted average number of shares outstanding	832	830	832	823
Effect of dilutive equity instruments:
Stock options and restricted share units	—	4	4	4
Diluted weighted average number of shares outstanding	832	834	836	827
The outstanding equity instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted net (loss) earnings per share from continuing operations and diluted net (loss) earnings per share for the three and six months ended June 30 because they were anti-dilutive were as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in millions)	2016	2015	2016	2015
Stock options	12	15	10	15
Restricted share units	4	—	—	—
Total	16	15	10	15

(b)	Dividends declared
On February 25, 2016, the Company announced a quarterly dividend of $0.02 per share, effective April 1, 2016, with the first payment in June 2016. During the three and six months ended June 30, 2016, the Company declared dividends of $0.02 per share and $0.08 per share for total dividends of $17 million and $68 million, respectively (three and six months ended June 30, 2015 – $0.15 per share and $0.30 per share for dividends of $124 million and $246 million, respectively).
On May 11, 2016, the Company announced that it implemented a Dividend Reinvestment Plan ("DRIP") which allows shareholders the opportunity to increase their investment in Goldcorp without additional transaction costs by receiving dividend payments in the form of common shares of the Company. The DRIP allows shareholders to reinvest their cash dividends into additional common shares issued from treasury at a 3% discount to the average market price calculated at the time of dividend payment. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. During the three and six months ended June 30, 2016, the Company issued $1 million in common shares under the DRIP.

GOLDCORP    |  13

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

9.	SUPPLEMENTAL CASH FLOW INFORMATION

	At June 30 2016	At December 31 2015
Cash and cash equivalents are comprised of:
Cash (a)	$234	$290
Short-term money market investments	94	36
	$328	$326

(a)
Included in cash at December 31, 2015 was $23 million designated to pay outstanding amounts payable relating to the NuevaUnión transaction (note 4(g)). The amount due was paid by the Company during the three months ended June 30, 2016.

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Change in working capital
Accounts receivable	$100	$(7)	$(53)	$(161)
Inventories	7	9	15	55
Accounts payable and accrued liabilities	(49)	88	(109)	2
Income taxes receivable and payable	36	124	12	104
Other	(5)	(12)	18	(18)
	$89	$202	$(117)	$(18)

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Operating activities include the following cash received (paid):
Interest received	$3	$—	$34	$37
Interest paid	(21)	(26)	(41)	(43)
Income taxes refunded	14	12	14	15
Income taxes paid	(20)	(22)	(86)	(73)
Investing activities of continuing operations include the following cash received (paid):
Proceeds from dispositions of mining interests, net of transaction costs
Tahoe (note 12(c))	$—	$768	$—	$768
Other (note 11(d))	—	20	—	20
	$—	$788	$—	$788
Net proceeds (purchases) of money market investments and available-for-sale securities
Purchases of money market investments	$(43)	$(26)	$(43)	$(35)
Proceeds from maturity of money market investments	63	26	63	33
Purchases of available-for-sale securities	(7)	(10)	(19)	(10)
Proceeds from sale of available-for-sale securities	14	—	26	1
	$27	$(10)	$27	$(11)
Investing activities of discontinued operation:
(Payment) proceeds on disposition of Wharf, net of transaction costs (notes 3 and 4(h))	$—	$(3)	$—	$98
Expenditures on mining interest	—	—	—	(1)
	$—	$(3)	$—	$97

GOLDCORP    |  14

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

10.	INVENTORIES

	At June 30 2016	At December 31 2015
Supplies	$272	$281
Finished goods	93	90
Work-in-process	46	51
Heap leach ore	231	260
Stockpiled ore	33	42
	675	724
Less: non-current heap leach and stockpiled ore	(213)	(255)
	$462	$469

(a)
The costs of inventories recognized as expense for the three and six months ended June 30, 2016 amounted to $697 million and $1,463 million, respectively (three and six months ended June 30, 2015 – $939 million and $1,801 million, respectively), of which $476 million and $973 million, respectively (three and six months ended June 30, 2015 – $588 million and $1,135 million, respectively), were included in production costs and $221 million and $490 million, respectively (three and six months ended June 30, 2015 – $351 million and $666 million, respectively), were included in depreciation and depletion in the Condensed Interim Consolidated Statements of (Loss) Earnings.

(b)
During the three and six months ended June 30, 2016, the Company recorded a write down of inventories of $5 million and $8 million, respectively, relating to materials and supplies at Marlin and Peñasquito and Peñasquito stockpiled ore (three and six months ended June 30, 2015 – $nil and $nil, respectively). Of the total write down, $5 million and $7 million, respectively were recognized as production costs and $nil and $1 million, respectively were recognized as depreciation and depletion in the Condensed Interim Consolidated Statements of (Loss) Earnings.

(c)
During the three and six months ended June 30, 2016, the Company incurred excess current period costs of $nil and $3 million, respectively (three and six months ended June 30, 2015 – $33 million and $44 million, respectively). Of the total costs incurred, $nil and $2 million, respectively (three and six months ended June 30, 2015 – $20 million and $27 million, respectively) were recognized as production costs and $nil and $1 million, respectively (three and six months ended June 30, 2015 – $13 million and $17 million, respectively) were recognized as depreciation and depletion in the Condensed Interim Consolidated Statements of (Loss) Earnings.

GOLDCORP    |  15

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

11.	MINING INTERESTS – OWNED BY SUBSIDIARIES

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	Total
Cost
At January 1, 2016	$11,964	$4,346	$7,991	$6,733	$31,034
Expenditures on mining interests (a)(b)(c)	178	51	1	84	314
Transfers and other movements (d)	322	238	(531)	6	35
At June 30, 2016	12,464	4,635	7,461	6,823	31,383
Accumulated depreciation and depletion and impairment
At January 1, 2016	(5,608)	(2,510)	(2,263)	(3,023)	(13,404)
Depreciation and depletion (e)	(281)	—	—	(201)	(482)
Transfers and other movements (d)	—	—	—	11	11
At June 30, 2016	(5,889)	(2,510)	(2,263)	(3,213)	(13,875)
Carrying amount – At June 30, 2016	$6,575	$2,125	$5,198	$3,610	$17,508

Cost
At January 1, 2015	$8,213	$8,471	$7,963	$6,290	$30,937
Acquisition of mining interest (note 4(e))	—	—	340	—	340
Formation of a joint venture (note 4(g))	—	(1,384)	(112)	(5)	(1,501)
Expenditures on mining interests (a)(b)(c)	488	226	5	504	1,223
Transfers and other movements (d)	3,263	(2,967)	(205)	(56)	35
At December 31, 2015	11,964	4,346	7,991	6,733	31,034
Accumulated depreciation and depletion and impairment
At January 1, 2015	(3,437)	(1,191)	(1,773)	(2,078)	(8,479)
Depreciation and depletion	(1,005)	—	—	(509)	(1,514)
Impairment charges	(1,165)	(1,319)	(490)	(536)	(3,510)
Transfers and other movements (d)	(1)	—	—	100	99
At December 31, 2015	(5,608)	(2,510)	(2,263)	(3,023)	(13,404)
Carrying amount – At December 31, 2015	$6,356	$1,836	$5,728	$3,710	$17,630

GOLDCORP    |  16

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining interests owned by subsidiaries is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	At June 30 2016	At December 31 2015
Red Lake (a)	$785	$605	$494	$395	$2,279	$2,273
Porcupine (note 4(e)) (a)	410	136	222	121	889	898
Musselwhite	210	23	65	187	485	503
Éléonore (a)	1,239	499	—	944	2,682	2,714
Peñasquito (a)	2,388	757	3,463	1,018	7,626	7,607
Cerro Negro	1,411	83	930	816	3,240	3,287
Other mines (h)	132	—	10	32	174	220
Corporate and other (i)	—	22	14	97	133	128
	$6,575	$2,125	$5,198	$3,610	$17,508	$17,630

(a)	Includes capitalized borrowing costs incurred during the three and six months ended June 30 as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Cochenour	$6	$5	$11	$8
Borden	1	—	1	—
Éléonore	—	—	—	17
Camino Rojo	—	4	—	6
El Morro	—	6	—	11
	$7	$15	$12	$42
During the three and six months ended June 30, 2016 and 2015, the Company's borrowings eligible for capitalization included its $1.0 billion notes, $1.5 billion notes, revolving credit facility (note 13(d)(i)), and certain financing arrangements held by Cerro Negro and were accounted for as general borrowings.
Capitalization of borrowing costs to the carrying amount of the Éléonore mining interest ceased following achievement of commercial production on April 1, 2015.
During the three and six months ended June 30, 2015, the Company capitalized $6 million and $11 million, respectively, in borrowing costs to the carrying amount of the El Morro project. Capitalization of borrowing costs ceased on derecognition of the carrying amount of the El Morro project on November 24, 2015, as a result of the Company's contribution of El Morro to the NuevaUnión joint venture (note 4(g)).
A reconciliation of total eligible borrowing costs incurred to the amount recognized as an expense in the Condensed Interim Consolidated Statements of (Loss) Earnings is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Total borrowing costs incurred	$25	$28	$49	$55
Less: amounts capitalized to mining interests	(7)	(15)	(12)	(42)
Total borrowing costs included in finance costs in the Condensed Interim Consolidated Statements of (Loss) Earnings	$18	$13	$37	$13
Weighted average rate used in capitalization of borrowing costs during the period	3.74%	3.13%	3.67%	3.10%

GOLDCORP    |  17

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

(b)	Exploration and evaluation costs incurred by the Company during the three and six months ended June 30 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Total exploration and evaluation expenditures	$24	$45	$48	$80
Less: amounts capitalized to mining interests	(17)	(31)	(31)	(52)
Total exploration and evaluation costs recognized in the Condensed Interim Consolidated Statements of (Loss) Earnings	$7	$14	$17	$28

(c)
Expenditures on mining interests include finance lease additions, capitalized borrowing costs (note 11(a)) and deposits on mining interests, are net of investment tax credits and exclude capitalized reclamation and closure costs.

The following is a reconciliation of capitalized expenditures on mining interests to expenditures on mining interests in the Condensed Interim Consolidated Statements of Cash Flows:

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Capitalized expenditures on mining interests
Owned by subsidiaries	$179	$224	$314	$488
Investments in associates and joint venture (note 12)	2	—	5	—
	$181	$224	$319	$488
Amounts per Condensed Interim Consolidated Statements of Cash Flows
Expenditures on mining interests	$166	$313	$339	$706
Interest paid	6	19	15	49
Increase (decrease) in accrued expenditures	9	(108)	(35)	(267)
	$181	$224	$319	$488

(d)
Transfers and other movements primarily represent the conversion of reserves, resources and exploration potential within mining interests, capitalized reclamation and closure costs, capitalized depreciation, dispositions of mining interests and the reclassification of non-depletable to depletable mining properties following achievement of commercial production. On June 2, 2015, the Company completed the sale of its 40% interest in the South Arturo project in the United States and recognized a gain on disposition of $16 million ($11 million, net of tax).

(e)
A reconciliation of depreciation and depletion during the three and six months ended June 30 to depreciation and depletion recognized in the Condensed Interim Consolidated Statements of (Loss) Earnings is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Total depreciation and depletion	$234	$356	$482	$741
Less: amounts capitalized to development projects	(7)	(4)	(10)	(18)
Movement in amounts allocated to ending inventories	5	4	31	(45)
Total depreciation and depletion recognized in the Condensed Interim Consolidated Statements of (Loss) Earnings	$232	$356	$503	$678

(f)
At June 30, 2016, assets under construction, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $248 million (December 31, 2015 – $284 million).

(g)	At June 30, 2016, finance leases included in the carrying amount of plant and equipment amounted to $318 million (December 31, 2015 – $334 million).

GOLDCORP    |  18

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

(h)	Other mines owned by subsidiaries at June 30, 2016 and December 31, 2015 include Los Filos and Marlin.

(i)	Included in corporate and other at June 30, 2016 was $22 million (December 31, 2015 – $22 million) relating to Cerro Blanco.

12.	MINING INTERESTS – INVESTMENTS IN ASSOCIATES AND JOINT VENTURE
At June 30, 2016, the Company had a 40% interest in Pueblo Viejo, a 50% interest in NuevaUnión (note 4(g)) and a 37.5% interest in Alumbrera. These investments are accounted for using the equity method and included in mining interests. The Company adjusts each associate and joint venture’s financial results, where appropriate, to give effect to uniform accounting policies.
The following table summarizes the change in the carrying amount of the Company's investments in associates and joint venture:

	Pueblo Viejo (a)(b)	NuevaUnión	Other (c)	Total
At January 1, 2016	$967	$872	$—	$1,839
Company’s share of net earnings of associates and joint venture	62	2	—	64
Capital investment	—	5	—	5
Other	6	—	—	6
At June 30, 2016	$1,035	$879	$—	$1,914
At January 1, 2015	$1,624	$—	$463	$2,087
Company’s share of net earnings (loss) of associates and joint venture	53	—	(54)	(1)
Gain on dilution of ownership interest in associate	—	—	99	99
Acquisition through formation of a joint venture (note 4(g))	—	870	—	870
Disposition of investment in associate	—	—	(469)	(469)
Capital investment	—	2	—	2
Return of capital investment	(112)	—	—	(112)
Impairment of investments in associates	(610)	—	(32)	(642)
Dividends received	—	—	(7)	(7)
Other	12	—	—	12
At December 31, 2015	$967	$872	$—	$1,839

(a)
During the three and six months ended June 30, 2016, total repayments of $nil and $98 million, respectively (three and six months ended June 30, 2015 – $nil and $115 million, respectively) were made by Pueblo Viejo on its third party project financing (Goldcorp's share – $nil and $39 million, respectively (three and six months ended June 30, 2015 – $nil and $46 million, respectively)). At June 30, 2016, the outstanding balance of the project financing was $579 million (December 31, 2015 – $677 million) (Goldcorp's share – $232 million (December 31, 2015 – $271 million)).

(b)
At June 30, 2016, the carrying amount of the Company's share of shareholder loans to Pueblo Viejo was $555 million (December 31, 2015 – $549 million), which is included in the Company's investments in associates and being accreted to the face value over the term of the loans. Included in other current and non-current assets of the Company was a total of $57 million (December 31, 2015 – $75 million) in interest receivable.

(c)	The Company's investments in other associates are comprised of its interests in Alumbrera and Tahoe, which was disposed of on June 30, 2015 (note 4(i)).
At December 31, 2015, the Company recognized an impairment of its investment in Alumbrera and the carrying amount of its interest was reduced to zero. Effective January 1, 2016, the Company has discontinued recognizing its share of losses of Alumbrera and did not recognize its share of losses of Alumbrera for the three and six months ended June 30, 2016. Additional losses in the future will be provided for to the extent the Company has incurred legal or constructive obligations or made payments on behalf of Alumbrera. Any future earnings of Alumbrera will be recognized by the Company only after the Company's share of future earnings equals its share of losses not recognized.
On June 30, 2015, the Company disposed of its 25.9% interest in Tahoe and recognized a gain on disposition of $299 million ($252 million, net of tax). Prior to the disposition, the Company's interest in Tahoe was diluted to 25.9% on April 1, 2015 which resulted in the recognition of a dilution gain of $99 million ($95 million, net of tax).

GOLDCORP    |  19

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

13.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities by categories

At June 30, 2016	Loans and receivables	Available-for-sale	Fair value through profit or loss	Held to maturity/other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$—	$328	$—	$328
Money market investments	37	—	—	—	37
Accounts receivable arising from sales of metal concentrates	—	—	35	—	35
Investments in securities	—	106	—	—	106
Derivative assets	—	—	3	—	3
Other current and non-current financial assets	92	—	—	—	92
Total financial assets	$129	$106	$366	$—	$601
Financial liabilities
Debt	$—	$—	$—	$(2,808)	$(2,808)
Accounts payable and accrued liabilities	—	—	—	(442)	(442)
Derivative liabilities	—	—	(3)	—	(3)
Other current and non-current financial liabilities	—	—	—	(277)	(277)
Total financial liabilities	$—	$—	$(3)	$(3,527)	$(3,530)

At December 31, 2015
Financial assets
Cash and cash equivalents	$—	$—	$326	$—	$326
Money market investments	57	—	—	—	57
Accounts receivable arising from sales of metal concentrates	—	—	49	—	49
Investments in securities	—	51	—	—	51
Derivative assets	—	—	1	—	1
Other current and non-current financial assets	81	—	—	—	81
Total financial assets	$138	$51	$376	$—	$565
Financial liabilities
Debt	$—	$—	$—	$(2,688)	$(2,688)
Accounts payable and accrued liabilities	—	—	—	(680)	(680)
Derivative liabilities	—	—	(4)	—	(4)
Other current and non-current financial liabilities	—	—	—	(280)	(280)
Total financial liabilities	$—	$—	$(4)	$(3,648)	$(3,652)

GOLDCORP    |  20

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

(b)	Net gain (loss) on derivatives
The net gain (loss) on derivatives for the three and six months ended June 30 were comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Realized losses
Foreign currency, heating oil, lead, and zinc contracts	$(1)	$(14)	$(2)	$(30)
Unrealized gains (losses)
Foreign currency, heating oil, lead, and zinc contracts	—	22	1	(4)
Other	1	—	2	—
	1	22	3	(4)
	$—	$8	$1	$(34)

(c)	Fair value information

(i)	Fair value measurements of financial assets and liabilities measured at fair value
The levels of the fair value hierarchy within which the Company’s financial assets and liabilities that are measured at fair value on the Condensed Interim Consolidated Balance Sheets on a recurring basis are categorized were as follows:

	At June 30, 2016		At December 31, 2015
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$328	$—	$326	$—
Accounts receivable arising from sales of metal concentrates	—	35	—	49
Investments in securities	96	10	43	8
Current and non-current derivative assets (1)	—	3	—	1
Current derivative liabilities (1)	—	(3)	—	(4)

(1)	Included in other current and non-current assets and other current liabilities, respectively, on the Condensed Interim Consolidated Balance Sheets.
At June 30, 2016, there were no financial assets or liabilities measured at fair value on the Condensed Interim Consolidated Balance Sheet on a non-recurring basis.
There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the three and six months ended June 30, 2016. At June 30, 2016, there were no financial assets or liabilities measured at fair value on the Condensed Interim Consolidated Balance Sheet that would be categorized within Level 3 of the fair value hierarchy.

(ii)	Valuation methodologies used in the measurement of fair value for Level 2 financial assets and liabilities
Accounts receivable arising from sales of metal concentrates:
The Company’s metal concentrate sales contracts are subject to provisional pricing with the final selling price adjusted at the end of the quotational period. At the end of each reporting period, the Company’s accounts receivable relating to these contracts are marked-to-market based on quoted forward prices for which there exists an active commodity market.
Derivative assets and liabilities:
At June 30, 2016, the Company's derivative assets and liabilities were comprised of investments in warrants and foreign currency option contracts, respectively. The fair values of the warrants and foreign currency option contracts are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

GOLDCORP    |  21

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

(iii)	Fair values of financial assets and liabilities not already measured at fair value
At June 30, 2016, the fair values of the Company's notes, as compared to the carrying amounts, were as follows:

	Level	Input	Carrying amount (3)	Fair value
$1.0 billion notes (1)	1	Closing price	$992	$1,033
$1.5 billion notes (2)	1	Closing price	$1,502	$1,540

(1)	Comprised of $550 million, due June 2021, and $450 million, due June 2044.

(2)	Comprised of $500 million, due March 2018, and $1 billion, due March 2023.

(3)	Includes accrued interest payable.

At June 30, 2016, the carrying amounts of the Company's money market investments, other current financial assets, accounts payable and accrued liabilities, current debt held by Cerro Negro and other current financial liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

(d)	Financial instruments and related risks
The Company manages its exposures to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Financial Risk Management Policy. The Company's exposures to financial risks and how the Company manages each of those risks are described in note 27(e) to the Company's consolidated financial statements for the year ended December 31, 2015. There were no significant changes to the Company's exposures to those risks or to the Company's management of its exposures during the three and six months ended June 30, 2016, except as noted below.

(i)	Liquidity risk
During the three and six months ended June 30, 2016, the Company generated operating cash flows from continuing operations, one of the Company's main sources of liquidity, of $234 million and $293 million, respectively (three and six months ended June 30, 2015 – $528 million and $579 million, respectively). At June 30, 2016, Goldcorp held cash and cash equivalents of $328 million (December 31, 2015 – $326 million), money market investments of $37 million (December 31, 2015 – $57 million), and had working capital of $504 million (December 31, 2015 – $282 million), which the Company defines as current assets less current liabilities.
On June 22, 2016, the Company extended the term of its $3.0 billion revolving credit facility to June 22, 2021. During the three and six months ended June 30, 2016, the Company utilized its revolving credit facility and made a net repayment of $125 million and a net draw down of $125 million, respectively (three and six months ended June 30, 2015 – net repayment of $305 million and $5 million, respectively). At June 30, 2016, the balance outstanding on the revolving credit facility was $125 million (December 31, 2015 – $nil) and included in non-current debt on the Condensed Interim Consolidated Balance Sheets, with $2.875 billion available for the Company's use (December 31, 2015 – $3.0 billion).
At June 30, 2016, the Company had letters of credit outstanding in the amount of $632 million (December 31, 2015 – $580 million) of which $307 million (December 31, 2015 – $275 million) represents guarantees for reclamation obligations and $211 million (December 31, 2015 – $211 million) represents guarantees for certain of the Company's Argentine debt. The Company's capital commitments for the next twelve months amounted to $78 million at June 30, 2016.

(ii)	Market risk
Currency risk
During the three and six months ended June 30, 2016, the Company recognized a net foreign exchange loss of $14 million and $47 million, respectively (three and six months ended June 30, 2015 – gain of $9 million and $24 million, respectively), excluding the foreign exchange loss relating to taxes. Based on the Company’s net foreign currency exposures (other than those relating to taxes) at June 30, 2016, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in a $4 million decrease or increase in the Company’s net earnings, respectively.
During the three and six months ended June 30, 2016, the Company recognized a net foreign exchange loss of $66 million and $81 million, respectively, in income tax expense on income taxes receivable/(payable) and deferred income taxes (three and six months ended June 30, 2015 – $25 million and $156 million, respectively). Based on the Company’s net foreign currency exposures relating to taxes at June 30, 2016, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in a $207 million decrease or increase in the Company's net earnings, respectively.

GOLDCORP    |  22

Second Quarter Report – 2016
(In millions of United States dollars, except where noted)

14.	CONTINGENCY
Issued in 2013, Law 3318 created a new form of tax in Argentina's Province of Santa Cruz for mining companies. The tax was levied on 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing exploitation. The Company filed a legal claim disputing the constitutionality of the tax with the National Supreme Court of Argentina which accepted jurisdiction of the matter. The Company paid the required tax installments under protest for the years ended December 31, 2015, 2014 and 2013. On December 31, 2015, Law 3318 was abrogated. The Company and the Province entered into a settlement agreement approved by the National Supreme Court of Argentina and the claim has been withdrawn.

15.	SUBSEQUENT EVENT
On July 19, 2016, the Company completed the acquisition of 100% of the issued and outstanding common shares of Kaminak Gold Corporation ("Kaminak") by way of a plan of arrangement (the "Arrangement") for total consideration of approximately C$530 million, including transaction costs. Pursuant to the Arrangement, each common share of Kaminak was exchanged for 0.10896 of a common share of Goldcorp for a total issuance of approximately 21 million common shares of Goldcorp. Kaminak's principal asset is the 100% owned Coffee gold project ("Coffee"), a hydrothermal gold deposit located approximately 130 kilometres south of the City of Dawson, Yukon. Coffee is a high-grade, open pit, heap leach mining project.
The Company concluded that the acquired assets and assumed liabilities do not constitute a business and accordingly the acquisition will be accounted for as an asset acquisition.

GOLDCORP    |  23

CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
www.goldcorp.com	CST Trust Company
1066 West Hastings Street, Suite 1600
TORONTO OFFICE	Vancouver, BC V6E 3X1 Canada
Toll free in Canada and the US: (800) 387-0825
Suite 3201 – 130 Adelaide Street West	Outside of Canada and the US: (416) 682-3860
Toronto, ON M5H 3P5 Canada	inquiries@canstockta.com
Tel: (416) 865-0326	www.canstockta.com
Fax: (416) 359-9787
AUDITORS
MEXICO OFFICE
Deloitte LLP
Paseo de las Palmas 425-15	Vancouver, BC
Lomas de Chapultepec
11000 Mexico, D.F.	INVESTOR RELATIONS
Tel: 52 (55) 5201-9600
Lynette Gould
GUATEMALA OFFICE	Toll free: (800) 567-6223
Email: info@goldcorp.com
5ta avenida 5-55 zona 14 Europlaza
Torre 1 Nivel 6 oficina 601	REGULATORY FILINGS
Guatemala City
Guatemala, 01014	The Company’s filings with the Ontario Securities Commission
Tel: (502) 2329-2600	can be accessed on SEDAR at www.sedar.com.

ARGENTINA OFFICE	The Company’s filings with the US Securities and
Exchange Commission can be accessed on EDGAR
Avda. Leandro N. Alem 855, Piso 27	at www.sec.gov.
C1001AAD Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000

GOLDCORP    |  24